Filed Pursuant to Rule 433

Registration No. 333-160645

American International Group, Inc.

$750,000,000

4.875% NOTES DUE 2022

Issuer:	American International Group, Inc.

Legal Format:	SEC Registered

Securities:	4.875% Notes Due 2022

Expected Ratings (Moody’s /S&P)*:	Baa1 (Stable) / A- (Stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	May 21, 2012

Settlement Date:	May 24, 2012 (T + 3)

Maturity Date:	June 1, 2022

Principal Amount:	$750,000,000

Price to Public:	99.077% of principal amount

Gross Underwriting Discount:	0.450%

Proceeds to Issuer Before Expenses:	$739,702,500

Spread to Treasury Benchmark:	325 basis points

Treasury Benchmark:	1.750% due May 15, 2022

Treasury Benchmark Yield:	1.743%

Coupon:	4.875%

Yield to Maturity:	4.993%

Interest Payment Dates:	Semi-annually on the 1st of June and December, commencing December 1st, 2012 (long first coupon)

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 50 basis points

CUSIP/ISIN:	026874CU9 / US026874CU91

Joint Book Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:

CastleOak Securities, L.P.

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

Nomura Securities International, Inc.

Santander Investment Securities Inc.

SMBC Nikko Capital Markets Limited

Standard Chartered Bank

The Williams Capital Group, L.P.

Junior Co-Managers:	ANZ Securities, Inc. Drexel Hamilton, LLC ING Financial Markets LLC Lloyds Securities Inc. nabSecurities, LLC Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 and RBC Capital Markets, LLC toll-free at 1- 866-375-6829.

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